United States securities and exchange commission logo





                             December 27, 2023

       Bill Chen
       Chief Executive Officer
       LBBB Merger Corp.
       667 Madison Avenue
       New York, NY 10065

                                                        Re: LBBB Merger Corp.
                                                            Amendment No. 5 to
Registration Statement on Form S-4
                                                            Filed December 13,
2023
                                                            File No. 333-268343

       Dear Bill Chen:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 6, 2023 letter.

       Amendment No. 5 to Registration Statement on Form S-4

       Nature's Miracle, Inc.
       Notes to Unaudited Consolidated Financial Statements
       Note 3 - Basis of presentation and summary of significant accounting policies
       Segment reporting, page F-14

   1. We note your response to prior comment three. However, your response did not address how the discrete
financial information of Visiontech and Hydroman is used in managing your business. Please
tell us who looks at the discrete financial information of Visiontech and Hydroman. Tell us
how that information is used and why you continue to track it.
                                                        Tell us if budgets are
prepared at the Visiontech and Hydroman level.
 Bill Chen
FirstName LastNameBill  Chen
LBBB Merger   Corp.
Comapany27,
December  NameLBBB
              2023     Merger Corp.
December
Page  2   27, 2023 Page 2
FirstName LastName
       Please contact Joseph Kempf at 202-551-3352 or Inessa Kessman at 202-551-3371 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten at 202-551-3447 or Jan Woo at 202-551-3453 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:      Giovanni Caruso